Independent Auditors' Consent


The Board of Directors
KnowledgeMax, Inc.:

We consent to the use of our report dated December 21, 2001, with respect to the balance sheets of KnowledgeMax, Inc. as of December 31, 2000 and 1999, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2000, and for the period from June 13, 1996 (date of inception) to December 31, 2000, included herein and to the reference to our firm under the heading "Experts" in the registration statement and prospectus.

Our report dated December 21, 2001, contains an explanatory paragraph that states that the Company has incurred losses and negative cash flows from operations since inception, has working capital and stockholders' deficiencies and has been unable to repay certain obligations when due, that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report dated December 21, 2001, contains an emphasis paragraph that states that the Company has entered into an agreement to merge with Sideware Systems, Inc., a publicly-traded company. Upon completion of the merger, the Company's shareholders will receive approximately 55 percent of the voting interests of the merged company.


                                           /s/ KPMG LLP

McLean, VA
January 9, 2002